Gold Royalty Corp.

1030 West Georgia Street, Suite 1830

Vancouver, BC, Canada V6E 2Y3

July 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

RE:	Request for Acceleration of Effectiveness Gold Royalty Corp. Registration Statement on Form F-3 Initially Filed June 14, 2022 File No. 333-265581

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Gold Royalty Corp. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 4:30 p.m., Eastern Standard Time, on July 15, 2022, or as soon thereafter as practicable.

Should you have any questions or comments with respect to this request, please contact our U.S. counsel, Haynes and Boone, LLP, attention: Jason Zachary, Esq. at (303) 382-6241.

The Company understands that the staff of the Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Gold Royalty Corp.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

cc:	Jason Zachary, Haynes and Boone LLP